GLEACHER & COMPANY, INC.

1290 Avenue of the Americas

New York, New York 10104

January 11, 2013

Via EDGAR Submission

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Gleacher & Company, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 20, 2012
File No. 000-14140

Dear Mr. West:

We have reviewed the comments in your letter dated December 27, 2012 regarding the Gleacher & Company, Inc. (the “Company” or “Parent”) Form 10-K for the Fiscal Year Ended December 31, 2011 filed with the United States Securities and Exchange Commission (the “Commission”) on March 20, 2012 (File No. 000-14140) ( “Form 10-K”) and have set forth below the Company’s responses.  The comments are repeated and italicized below for convenience.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 51

1.  We note your disclosure that the majority of your cash and readily marketable securities are assets of your regulated broker-dealer subsidiary and that its regulators could restrict the flow of funds to the parent holding company or any other affiliate including as a result of Rule 15c3-1.  We further note your disclosures regarding the guarantee of ClearPoint subsidiary debt by the Parent and your disclosure on page 70 that in a down market you would generally be able to obtain financing with your clearing broker.  Please tell us and revise your future filings to disclose in greater detail the restrictions on the flow of funds from your broker-dealer subsidiary to the Parent and your other affiliates.  In your response address specifically the impact that Rules 15c3-1 and 15c3-3 have on the available liquidity at your broker-dealer subsidiary given that cash segregated for the benefit of customers may not be available as a general source of liquidity.  In addition discuss what other financing sources are available to the Parent when funds cannot flow from the broker-dealer subsidiary (quantify amounts where known).

The principal restriction on the Company’s ability to access capital of the Company’s broker-dealer subsidiary Gleacher & Company Securities, Inc. (“Gleacher Securities”) arises out of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 4110(c)(2).  In general, under this rule Gleacher Securities may not, in any rolling 35-calendar-day period, on a net basis, advance or distribute funds to the Parent and/or its affiliates in excess of 10% of Gleacher Securities’ excess “net capital,” as defined by Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, without prior approval by FINRA.  Other capital withdrawal restrictions to which Gleacher Securities is subject, including additional restrictions contained in Rule 15c3-1, are generally less restrictive to the subsidiary, in that the restrictions of Rule 4110(c)(2) would be triggered prior to the restrictions of Rule 15c3-1 coming into play.  Gleacher Securities’ cash segregation requirements under Rule 15c3-3 are de minimis when measured against its available liquidity.

The specific disclosure regarding this restriction was added to the liquidity section of the Form 10-K in connection with the Company’s maximum potential exposure under its guarantee obligations in respect of ClearPoint, which were entered into in February 2012.  The Company and its affiliates, other than Gleacher Securities, generally do not have any other obligations of a magnitude for which this restriction would be relevant.  As such, we had intended (and would propose) to eliminate this disclosure when the ClearPoint guarantees are no longer in effect.  As previously disclosed within Note 27 “Subsequent Events” within the footnotes of the Form 10-Q for the quarter ended September 30, 2012, the Company is pursuing a sale of ClearPoint.  We would further propose including such disclosure to the extent it were applicable based upon facts and circumstances.

While the ClearPoint guarantees remain outstanding (and/or to the extent applicable based upon other facts and circumstances), the Company will revise the disclosure as follows:

The majority of the cash and readily marketable securities are assets of Gleacher Securities, a regulated broker-dealer subsidiary, which is subject to various laws and regulations including those that authorize regulatory bodies to monitor and/or restrict the flow of funds, in certain circumstances, to the parent holding company or any other affiliates.  Such regulations may prevent the Parent from withdrawing capital from Gleacher Securities when and as needed to conduct business activities or satisfy the obligations of the Parent and/or any of its subsidiaries.  The most restrictive of these regulations is FINRA Rule 4110(c)(2).  Under this rule, Gleacher Securities may not advance or distribute funds to the Parent and/or its affiliates in any rolling 35-calendar-day period, on a net basis, in excess of 10% of Gleacher Securities’ excess “net capital,”(1) as defined under Rule 15c3-1 of the Exchange Act, without prior FINRA approval.  These capital withdrawal limitations do not limit Gleacher Securities from using its cash resources to manage its own capital needs.

(1)  Gleacher Securities’ excess net capital is disclosed on page 55 of the Form 10-K.

As the Parent generally does not have any other obligations that would require cash in excess of what is generally available, it has not arranged any financing.  As stated in the Form 10-K, the Company has no committed sources of borrowing through bank financing arrangements.  Please refer to the Form 10-K under the captions “Risk Factors — Risks Relating to our Liquidity and Access to Capital” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Item 8. Financial Statements and Supplementary Data, page 71

Note 1. Significant Accounting Policies, page 79

Investment Banking, page 81

2.  We note your investment banking revenues include management fees recorded on the offering date and sales concessions recognized on the trade date.  Please clarify whether the management fees and sales concessions are amounts you receive or pay in connection with your underwriting services.  Also, explain how you determined that recognition at the offering date or trade date was more appropriate accounting rather than settlement date or recognition once all significant items related to the underwriting cycle have been completed.  Refer to ASC 940-605-25.

Management fees and sales concessions, as disclosed in our investment banking accounting policy, as written, are amounts the Company receives in connection with underwriting services.  The Company’s policy is to recognize such revenues in accordance with Accounting Standards Codification (“ASC”) 940-605-25 which states that “the fee revenue relating to an underwriting commitment shall be recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined.”  We have disclosed that management fees earned in connection with underwriting services are recognized on the offering date.  The offering date is generally the pricing date of a particular new issue and is a point in time when the underwriting cycle is completed and the revenue is determinable.  We have also disclosed that selling concessions are recognized on the trade date which is a point in time that meets the same criteria set forth in ASC 940-605-25.  Our policy requires that selling concessions are recognized on the date the shares are sold (subsequent to the pricing date of the new issue, but prior to the settlement date of the sale).

The Company’s current policy, as written, reflects the sample language included within Chapter 4 (Exhibit 4-8) of the September 1, 2011 AICPA Audit and Accounting Guide “Brokers and Dealers in Securities.”  However, we acknowledge that our current policy could be re-drafted to better align the disclosure with the concepts addressed in ASC 940-605-25.  We therefore will revise our investment banking accounting policy disclosure in future filings which will read as follows:

“Investment banking revenues are recorded net of transaction related expenses, arising from securities offerings in which the Company acted as an underwriter or placement agent for debt, equity and convertible securities offerings.  Fees from underwriting revenues are recognized in earnings when the services related to the underwriting transaction are completed under the terms of the assignment and when the income has been determined and not subject to any other contingencies.  Investment banking revenues also include advisory fees which are recognized when earned.”

Note 21. Stock-Based Compensation Plans, page 116

3.  We note that you modified the vesting and forfeiture terms for the 2008, 2009, and 2010 stock bonus awards in the fourth quarter of 2010 to allow continued vesting of these awards even after termination of employment.  You state this policy was reversed during 2011, but that it did not affect the terms of or accounting for current outstanding awards.  We also note the disclosure on page 42 of your September 30, 2012 Form 10-Q that the reversal of the policy reduced compensation expense by $1.8 million during the third quarter of 2011.  Please address the following:

•                  Confirm that the term modifications in 2010 and 2011 only applied to the restricted stock awards and restricted stock units granted in relation to year-end bonuses and did not relate to stock options granted or other grants issued during the year for reasons other than the year-end bonus.  In your future filings disclose the amount of stock options, awards, or units granted during the period that relate to year-end bonuses given that this is a key component to your compensation plan.

We confirm that the term modifications made in 2010 and the change in general policy in 2011 only applied to restricted stock awards and restricted stock units granted in relation to year-end bonuses and did not relate to stock option grants or other grants issued during the year for reasons other than year-end bonuses.  In future filings, we will disclose the amount, if any, of stock options, awards, or units granted during the period that relate to year-end bonuses.

•                  Clarify for us whether the vesting and forfeiture modification enacted in the third quarter of 2011 applies to the 2011 year-end stock bonuses or if it is only applicable for future bonus grants.  If applicable only for future bonus grants, tell us the requisite service period you used to recognize the related compensation expense for the 2011 year-end bonuses.

The change in policy effected in the third quarter of 2011 applied to the year-end stock bonuses expected to be made in 2012 in respect of 2011 compensation.  The Company used a three-year requisite service period in accruing expense related to these bonus equity awards commencing with the grant date in February 2012, reflecting the vesting criteria in the awards granted.

•                  Confirm that the year-end stock bonus plan does not include performance or market conditions.  Also, tell us the grant date or service inception date of these stock bonus awards and the period that the compensation is amortized if it is not three to five years like your other awards disclosed on page 120.

The Company’s year-end equity bonus awards are made pursuant to the Company’s 2007 Incentive Compensation Plan (the “2007 Plan”).  The 2007 Plan grants the Company’s Executive Compensation Committee of the Board of Directors authority to make such grants under such terms and conditions (including performance or market conditions, for example) as it deems appropriate from time to time, subject to customary limitations. Year-end stock bonus awards made to date pursuant to the 2007 Plan do not include performance or market conditions.

The grant date of year-end stock bonus awards is typically on or about February 15th of the following year of any given year, and the expense related to such awards previously granted, is generally recognized over a three-year period, from the date of grant.

•                  Confirm that the Board of Directors reviewed and approved both the 2010 and 2011 vesting and forfeiture modifications.  In addition, confirm that the 2010 modification excluded any year-end stock bonuses given to the then current CEO and CFO that later departed in 2011.

The Company’s Board of Directors reviewed and approved the 2010 vesting and forfeiture modifications and the policy change in 2011.  In addition, we confirm that the 2010 modification did exclude year-end bonuses given to the then-current CEO and CFO, who later departed in 2011.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments regarding the Company’s responses, please contact the undersigned at (212) 273-7100.

Sincerely,

Gleacher & Company, Inc.

By:	/s/ BRYAN EDMISTON
Bryan Edmiston
Controller

CC:                          Hana Hoffmann

Lindsay McCord